September 18, 2017

Ms. Kimberly Browning
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:

MSS Series Trust; File No. 333-219416

Dear Ms. Browning:

On July 21, 2017, MSS Series Trust (the “Registrant” or the “Fund”) filed a combined Information Statement and registration statement on Form N-14 (the “N-14”).  Registrant previously filed a response to your initial comments on August 25, 2017 and additional comments on September 12, 2017.  You provided additional comments on September 14th via telephone to Cassandra Borchers.  Those additional comments are summarized below.  Following each comment are the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Capitalized terms used but not otherwise defined herein have the meaning ascribed to them in the document to which the applicable comment relates.  Registrant understands, in accordance with SEC’s public announcement on October 5, 2016, that management and the Registrant are responsible for the accuracy of the disclosures in the N-14.

General Comments

1.

Comment:  Please advise the Staff whether the New Fund prospectus and SAI will be delivered with the N-14, as each is incorporated by reference.

Response:  With regard to the incorporation by reference guidance, Counsel reviewed Rule 430 and Registrant believes that the prospectus filed under 485(b) on August 31, 2017, does meet the threshold of being substantially complete as it “contains substantially the information required by the Act and the rules and regulations thereunder to be included in a prospectus meeting the requirements of section 10(a) of the Act for the securities being registered.”  Therefore, Registrant intends to incorporate the New Fund prospectus by reference as appropriate in the N-14.

Registrant further confirms that it will deliver a copy of the New Fund prospectus to shareholders along with the N-14 per Instruction G of Form N-14. Registrant will make the New Fund’s Statement of Additional Information available upon request, as notated on the cover of the prospectus found within the N-14 as contemplated and permitted per Instruction F of Form N-14.

2.

Comment:  In your response letter to the Staff, please confirm there is no assignment or change of control (as defined in Section 15(a)(4) of the Investment Company Act of 1940, or Section 205(a)(2) of the Investment Adviser’s Act of 1940) that is causing the New Fund to have a new adviser.

Response:  Registrant confirms there is no assignment, sale  or change in control that is causing the Existing Fund’s sub-adviser to serve as the New Fund’s adviser.  Registrant previously added a Q&A addressing the change from CCA as sub-adviser, as noted in its response letter dated August 25, 2017.

3.

Comment: In your reference to “film/file number” please refer to the 1933 Act number.

Response:  The requested revisions have been made.

4.

Comment: In each instance where the N-14 references the Fund’s operating expense limitation agreement and rights the adviser may have to recoup certain amounts, please consistently describe as follows: “These fee waivers and expense reimbursements are subject to possible recoupment from the Fund within three years after the waiver or reimbursement occurs, if such recoupment is approved by the CCA Trust Board.   The Fund may only make repayments to the adviser if such repayment does not cause the Fund’s expenses, after the repayment is taken into account, to exceed both 1) the expense cap in place at the time the expenses were waived and 2) the Fund’s current expense cap.”

Response: The requested revisions have been made throughout the N-14, including revisions to the Q&A on page 4, footnote 2 on pages 12-13, footnote 3 on page 13, page 23, and page 23 of the SAI included with the N-14.

5.

Comment:  Where Registrant refers the “Board” please clearly define which Board.

Response:  The requested revisions have been made.

6.

Comment:  The N-14 references REIT and real estate risks.  Please define “REIT” and consider discussing REITs in the investment strategy.

Response:  Registrant has added a definition of REIT to the investment strategy discussion and the risk factor on page 18, and revised the strategy to reflect:

“From time to time a ~~substantial~~ portion of the New Fund’s/Existing Fund’s equity investments may also be ~~concentrated~~focused in a particular industry sector or sectors, such as ~~real estate or~~ technology or real estate, including real estate investment trusts (“REITs”).”

7.

Comment: On page 22 where you discuss the roles of the portfolio managers, please add “jointly”.

Response:  The requested revision has been made.

8.

Comment:  On page 13, please clearly state that Registrant anticipates receiving a tax opinion from counsel.

Response:  The request revision has been made:

“It is expected that the Reorganization itself will be a tax-free reorganization under Section 368(a) of the Internal Revenue Code, and the Funds anticipate receiving a tax opinion from Thompson Hine LLP stating that the Reorganization is a tax-free reorganization. Accordingly, no gain or loss is expected to be recognized by the Funds or the Existing Fund shareholders  as a direct result of the Reorganization.”

9.

Comment:  Please add a definition of “good order” to the N-14.

Response:  The request revision has been made:

 “Good Order: When making a purchase request, make sure your request is in good order. "Good order" means your purchase request includes:

•

the name of the Fund,

•

the dollar amount of shares to be purchased,

•

a completed purchase application or investment stub, and

•

check payable to the applicable Fund.”

10.

Comment:  On page 18, please delete the phrase “in reasonable detail” with respect to your summary of the Board considerations.

Response:  The request revision has been made.

11.

Comment:  On page 26, please correct, “Although the both Funds…” to read, “Although both Funds…”

Response: The correction has been made.

12.

Comment:  In the undertaking to file the tax opinion, please add, “and such filing will be made within a reasonable time after the closing of the Reorganization.”

Response: The requested revision has been made.

If you have further questions, or require additional information, please contact JoAnn Strasser at 614-469-3265 or Cassandra Borchers at 513-260-4075.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP